Current Technology Corporation

April 28, 2006

To All Applicable Commissions and Exchanges

Dear Sirs:

Subject:

Year end Report December 31, 2005

We confirm that the following material was sent by pre-paid mail on April 28, 2006 to the  registered shareholders  of the Corporation, as well as all non-registered shareholders whose names appear on the Corporation’s Supplemental Mailing Lists.

Year End Report/ Financial Statements for the years ended December 31, 2005 and 2004 /  Managements Discussion and Analysis.

Yours truly,

CURRENT TECHNOLOGY CORPORATION

“Robert K. Kramer”

Chief Executive Officer and Director

Suite 1430, 800 West Pender Street, Vancouver, B.C.,  Canada V6C 2V6

Telephone:(604) 684-2727 1-800-661-4247  Fax:(604) 684-0526

Website: http://www.current-technology.com